[Dechert Letterhead]

June 29, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

File Nos. 2-71299, 811-3153

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 180 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains one prospectus and one statement of additional information for one of the series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective immediately upon filing. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7128 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	Mary Beth Rhoden

John V. O’Hanlon